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I Don’t Understand This Plan, but Elliott’s Showdown with Southwest’s Board Now Has a Date

CF on Oct 17, 2024 - 40 Comments

Southwest

Any time something happens in this airline industry we love, there’s a good chance I have an opinion on it. And to get to that opinion, I first have to figure out where the company that’s making the move is coming from. I may disagree completely, but it helps me to feel like I understand why something is happening. With activist investor Elliott Investment Management’s attempt to wrest control of Southwest’s board and replace its CEO, however, I just can’t figure out the plan at all. The latest news is that Elliott has called a special board meeting and put out a podcast. I’m serious.

The original plan put forth by Elliott earlier this year was to replace directors on the board so it would then have a majority. It also wanted CEO Bob Jordan gone. Like many investors, Elliott was unimpressed by Southwest’s financial performance and thought it could make good money by installing people who were focused on short term gain.

As it considered its ideal board, Elliott wanted people with more hands-on airline and tech experience to help guide a financial turnaround. In August, Elliott announced that it had a slate of ten directors it would put forward. As it said at the time:

“

The final group of Candidates includes four former airline CEOs and Deputy CEOs and six Candidates with complementary expertise in technology, hospitality, consumer-focused businesses, labor relations and regulatory oversight, including experience leading organizational change in these areas.

It’s clear what the company wanted, and here’s the list:

•	Michael Cawley, deputy CEO, COO, and CFO of Ryanair until 2014, then went to an Irish tourism board but is now retired

•	David Cush, CEO of Virgin America until 2016, currently runs a private equity-backed auto repair business

•	Sarah Feinberg, Administrator of the Federal Railroad Administration until 2017, doesn’t appear to be working currently

•	Josh Gotbaum, investment banker in the early ’90s, Chapter 11 Trustree for Hawaiian until 2005, Director of the PBGC until 2014, currently seems to be mostly a professional board member

•	Dave Grissen, Group President of the Americas for Marriott until 2021, currently seems to be mostly a professional board member

•

Robert Milton, CEO of Air Canada until 2004, then various roles at the top of AC’s holding company ACE until 2012, board chair at United until 2018, currently seems to be mostly a professional board member

•	Gregg Saretsky, CEO of WestJet until 2018, currently seems to be mostly a professional board member

•	Patty Watson, the current EVP and CIO/CTO at NCR Atleos which appears to be a banking and ATM tech company

•	Eash Sundaram, Chief Digital and Technology Officer of JetBlue until 2021, now venture capitalist and professional board member

•	Nancy Killefer, former McKinsey partner who now is a director there and is a professional board member

This is... an interesting list. If you’re looking for people with real, relevant airline experience, you might point to David Cush, Robert Milton, and Gregg Saretsky here. But David — while very successful at getting an exit thanks to the bidding war that developed — never created a financial overperformer at any point during Virgin America’s existence. Robert Milton — successful as the catalyst for bringing Scott Kirby to United — is a financial engineer who split Air Canada into various pieces that took years to fix. And Gregg Saretsky, well he may have the most releveant experience, but I’ll talk about him down below.

While Elliott was putting this slate forward, Southwest clearly felt the pressure. Presumably other investors were grumbling along similar lines, so the airline took action. It announced that it would shrink the size of its board to 12. Current Chairman Gary Kelly would step down at the annual meeting next year, and six others would step down this November. It also changed some of its governance structures. But the board stood behind retaining CEO Bob Jordan.

As part of this, it also brought on two new board members who actually had relevant airline experience. Rakesh Gangwal ran US Airways, but don’t judge him on that. He was the co-founder of IndiGo back in 2006, a low-cost operator that has exploded into being India’s most important airline. He finally left that company’s board in 2022. There are stories about how he can be challenging to work with, but he can bring real rigor to an airline and provide unique perspective.

The other new board member is Bob Fornaro, who ran AirTran until 2011 when Southwest bought the company. He was later CEO of Spirit until 2019. I have a soft spot for Bob since I find him to be remarkably good at running airlines that need help. Every time I’ve interacted with him, I’ve come away feeling like I’ve learned something... even if the conversation never takes the most direct route.

With all of these changes alongside the whole transformation plan, you’d think that investors would be happy. At the very least, you’d think they’d be placated unless the plan falls off the tracks. But as we discussed in last week’s episode of The Air Show, Southwest’s revenue performance already looked decent in Q2, but the airline has only recently become more bullish. There is still a cost issue, but there is a lot to like if you’re an investor.

But Elliott is not that investor. Elliott is increasingly pissed off as the stock has failed to appreciate. It gathered over 10 percent of Southwest’s shares which means it can call its own special meeting. It has now done that, setting December 10 as the date.

Eash and Nancy got the axe from Elliott’s original slate, so now it’s just eight directors that are being put forward with a plan to remove eight more. Presumably Elliott likes Rakesh and Bob. Only three of the six directors that Southwest has retiring in November overlap with Elliott’s plan (William Cunningham, Thomas Gilligan, and Jill Soltau). Gary Kelly is also on the Elliott list, of course. But Elliott also wants Douglas Brooks, Eduardo Conrado, David Hess, and Elaine Mendoza gone. And if it succeeds, then the new board will call for Bob Jordan’s head as CEO.

Now up until this whole exchange, I got it. Elliott is an activist investor. It cares about making its money and then getting out. It cares less about the long-term success of the company than it does the short term gain. That’s fine, but it can’t get others to go along with that plan so it has to straddle a line to make it seem like it’s out there trying to fix the company and make it better for the long run. Sure.

But now that Southwest has made significant changes to the board and governance and put out a transformation plan that, if it works, should result in significant gains, why would other investors be willing to go along with Elliott? We aren’t talking about just a few other investors. Elliott has a little north of 10 percent of the company, so it needs to get at least another 40 percent of shares to vote for its board slate. To be clear, that’s 40 percent of shares that are ok effectively handing board control over to a minority shareholder. I don’t see why I would want to allow that. And this is why I’m so confused about Elliott’s plan.

It just seems like the odds are very much not in Elliott’s favor here. Now, if the airline fails miserably to meet its goals, reduces guidance, things fall off track, etc, then I can see Elliott having a much stronger case. But right now it seems so unlikely that it can get the support it needs. I imagine Southwest is feeling similarly, because it is getting more and more bold with its statements, starting to really fire back at Elliott more than it did initially.

But Elliott just keeps pressing forward, now introducing a brand new podcast — I am not kidding — in which it has its “Associate Director, Engagement & Investment Stewardship” interview the board slate. The first one up is Gregg Saretsky.

Gregg ran WestJet until 2018, and he proudly talks about how WestJet was a Southwest clone. Gregg does have years of good experience, but in this 18-minute interview, he doesn’t say anything about what he’d actually do to fix Southwest. He says that the airline needs to do “a deep dive and looking really critically at aspects of our business.” More specifically:

“

That would be my advice to folks from Southwest, is: Keep an open mind. The things that you said you would never do, you probably will at some point. But the way you do them is going to be really important, so you don’t damage the culture.

I don’t think I’ve ever heard Bob Jordan say he’ll “never” do something. In fact, I’ve heard him say more than once that you never say never. This just sounds like Gregg has been given talking points and isn’t even familiar with what current management is saying at the airline. It’s not a good look.

Like I said, this all just confuses me greatly. Why is Elliott making this move when it seems like it would be so challenging to get the support it needs? Why would these board candidates put themselves out there, especially the airline industry people like Gregg who are probably burning bridges by doing the bidding of an activist investor?

I don’t see how this special meeting will help the share price if Elliott fails to win, and the chances don’t seem great for Elliott to be able to pull out a victory. So, what is the company going to gain by going through this exercise?

Thoughts are always welcome, just head to the comments....

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Due Diligence Elliott Management Corp

Elliott podcasts its way through a corporate war

Plus, secondary deals are expected to smash all-time records and the troubles that plagued Europe’s great battery hope

Elliott has made it clear it’s on track for its first proxy fight since 2017 © Timon Schneider/Dreamstime

YESTERDAY

One thing to watch: BHP chief executive Mike Henry met government officials in South Africa last week, fuelling speculation that the Australian miner will resurrect its failed £39bn bid for Johannesburg-based rival Anglo American.

And a big potential tech tie-up: Uber has explored a possible bid for Expedia, the nearly $20bn US travel booking website, in what would be the ride-hailing company’s largest acquisition by far as it looks to diversify further and find new avenues for growth.

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Welcome to Due Diligence, your briefing on dealmaking, private equity and corporate finance. This article is an on-site version of the newsletter. Premium subscribers can sign up here to get the newsletter delivered every Tuesday to Friday. Standard subscribers can upgrade to Premium here, or explore all FT newsletters. Get in touch with us anytime: Due.Diligence@ft.com

In today’s newsletter:

•	Elliott uses podcast to agitate at Southwest Airlines

•	Private equity secondary deals surge

•	The inside story at battery start-up Northvolt

Even Elliott’s activist campaign has a podcast

“I’m going to take you through something we’ve never done before. We’re making a podcast.”

For months, activist hedge fund Elliott Management has called for Southwest Airlines chief executive Bob Jordan to resign in a steady drumbeat of press releases, slide presentations and updates to its website, StrongerSouthwest.com.

Now, in a move DD believes is as cringeworthy as Kamala Harris considering appearing on Joe Rogan, Elliott has added the Stronger Southwest podcast to its arsenal.

A member of the Elliott engagement and investment stewardship team — a group skilled in using the charm offensive for index funds such as Vanguard, BlackRock and State Street — interviewed one of Elliott’s handpicked directors in a slick, highly produced 20-minute episode.

But Elliott’s Bri Scholtz could use some work avoiding analyst speak. (Interviewee and board candidate Gregg Saretsky was asked to “double click” on his time spent as CEO of airline WestJet.)

Saretsky struck a soft chord when asked what Southwest employees tuning in should take away from the pod.

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“It’s a message of hope,” he said. “Employees are going to be sceptical, maybe even fearful or have some anxiety. And my advice to them was, just keep an open mind and go along for the ride.”

That’s in sharp contrast to the venom portfolio managers John Pike and Bobby Xu have saved for their letters. The company’s course is “being charted in a haphazard manner by a group of executives in full self-preservation mode”, the two wrote in September.

Elliott has made it clear it’s on track for its first proxy fight since 2017. That means a full-blown battle for control of the company’s board — and the chief executive role.

We’ll need to wait for another episode to see where it stacks up against the podcasts of Apollo’s chief economist (The View from Apollo) and the lawyers at Sullivan & Cromwell (S&C Critical Insights).

Listeners will be able to follow the latest undulations of the Elliott campaign on Spotify, Apple and wherever else you get your podcasts.

Private equity checks out of Hotel California

The $4tn private equity sector has set itself apart in recent years for its asset-gathering ability — its investment performance, not so much.

As global stock markets hit record highs, the typical PE fund has hobbled along since early 2022. The surge in interest rates seized up deal markets while pummelling leveraged balance sheets.

Thankfully for PE investors, the industry has found new ways to cash out investors who are looking for exits.

So-called secondary deals, in which investors in private equity funds sell their stakes to new investors for cash, or a PE firm arranges the sale of a company stake to a new fund, are expected to smash all-time records.

Matt Swain, an executive at investment bank Houlihan Lokey, predicts a record-breaking $150bn of sales — an increase of more than 25 per cent from 2023, which shatters a previous record of $132bn in deals in 2021.

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The deal bonanza is being backed by a bunch of secondary buyers including Ardian, Hamilton Lane, StepStone Group and Lexington Partners.

Main line private capital giants are also getting in on the act. Blackstone, Apollo and KKR are among the groups that are raising money for secondary deals using vehicles targeting rich individuals, or so-called “retail” investors.

Many of these funds can book quick gains buying PE fund stakes at a discount and marking them to par value, a GAAP accounting convention that can help them establish a solid early track record.

Sales of PE stakes, which 18 months ago fetched 80 cents on the dollar or less, according to people familiar with the sales, are now between 93 cents and 98 cents, according to PJT Partners.

“Supply is at an all-time high, but pricing is at some of the highest levels it has been across the board. There is more capital coming into the market,” said Darren Schluter, a managing director who handles secondary deals at PJT.

What’s gone wrong with Europe’s best-funded start-up?

Northvolt, the Swedish battery maker, is fighting for its life despite having raised about $15bn in debt and equity from the likes of Goldman Sachs, Volkswagen, Citigroup, BNP Paribas and Deutsche Bank.

So what went wrong? The FT’s Richard Milne, Jamie John and Mari Novik spoke to 10 current and former workers at the company meant to be Europe’s great hope in fighting back against the Chinese groups that dominate the battery industry.

The answer: a lot. Mismanagement, poor safety standards and problematic Chinese machinery are just some of the problems they said were dogging the company.

Some of these are typical troubles for a start-up. But Northvolt is a different beast from many young companies in tech that are run on a bootstrap.

Even as the company grew at a blistering pace, production couldn’t keep up.

It spent heavily on equipment, but has produced relatively few batteries, last year making less than 1 per cent of the capacity of its sole factory in Skellefteå in northern Sweden.

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For all the money it has raised — including $3.8bn in subsidies from Canada and Germany for factories yet to be built — Northvolt needs fresh capital to keep operating. It initially tried to raise about $7bn in a mixture of equity and debt this year but has now scaled back its demand reportedly to just $200mn.

Northvolt said it had “always underlined that building up a European battery cell landscape is one of the most complex tasks in industry today”. It said a recent strategic review would “further increase focus on cell production”, and it had strengthened its management team.

“We clearly see positive developments, and will continue to improve,” it added. The group also said it “has to meet highest safety standards by law”.

Executives sell the company as essential if Europe wants to keep crucial auto technology on the continent rather than becoming more dependent on China.

But investors need to decide whether to risk pouring more money into a company where workers describe a litany of problems.

Major European companies involved in the green transition will be looking on anxiously to see how it all pans out.

Job moves

•	Goldman Sachs’ chief executive for Saudi Arabia, Khalid Albdah, is leaving the firm, Bloomberg reports. He previously worked at Al Rajhi Capital.

•

IBM has hired Neil Dhar, the former co-head of PwC’s US consulting business, as global managing partner of IBM Consulting. Dhar retired earlier this month after more than three decades advising clients, including private equity firms, such as Blackstone.

•	Boutique investment bank LionTree has hired Ankur Luther as a managing director to focus on tech, entertainment and media. He previously worked at Morgan Stanley.

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•	Skadden has hired Luke Ferrandino as chief business development and marketing officer. He previously held a similar position at Paul Weiss.

Smart reads

Harvard guru Rich parents will pay almost anything to get their kids into an Ivy League school, The Wall Street Journal writes. A 29-year-old claims to have cracked the code to getting into the schools — and has made a $554mn company in the process.

Rein it in Saudi Arabia has spent lavishly on a grand vision to modernise the kingdom with infrastructure projects throughout the country, the FT reports. But now, there might be a need for prudence.

Feedback pitfalls The 360-degree performance review is a hallmark on Wall Street this time of year, FT Alphaville writes. It’s also easily gamed and frequently undermined.

News round-up

Advent International prepares takeover bid for Tate & Lyle (FT)

Wall Street banks enjoy bumper fees as debt issuance and deals activity rebound (FT)

BHP chief sparks fresh Anglo bid speculation after South Africa trip (FT)

Starmer and Reeves face down cabinet revolt over spending cuts (FT)

Amazon buys stake in nuclear energy developer in push to power data centres (FT)

GM raises investment in lithium mine to nearly $1bn (FT)

London Underground workers to strike over pay (FT)

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Due Diligence is written by Arash Massoudi, Ivan Levingston, Ortenca Aliaj, and Robert Smith in London, James Fontanella-Khan, Sujeet Indap, Eric Platt, Antoine Gara, Amelia Pollard and Maria Heeter in New York, Kaye Wiggins in Hong Kong, George Hammond and Tabby Kinder in San Francisco, and Javier Espinoza in Brussels. Please send feedback to due.diligence@ft.com

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